EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-131904, 333-140878 and 333-149496 on Form S-8 of our reports relating to the consolidated financial statements of Global Cash Access Holdings, Inc. and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 123R, Share-Based Payment and the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109) and the effectiveness of internal control over financial reporting dated March 17, 2008, appearing in this Annual Report on Form 10-K of Global Cash Access Holdings, Inc. and subsidiaries for the year ended December 31, 2007.
/s/ DELOITTE & TOUCHE LLP
Las Vegas, Nevada
March 17, 2008